DynTek, Inc.
19700 Fairchild Road, Suite 230
Irvine, California 92612

August 8, 2006

VIA FACSIMILE (202-772-9210) AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                       Elaine Wolff
Branch Chief

Re:                             DynTek, Inc.
File No. 333-135056
Responses to SEC Staff comments made by letter dated June 30, 2006

Dear Ms. Wolff:

Set forth below are the responses of DynTek, Inc. (the “Company”), to the SEC Staff comments made by letter dated June 30, 2006 (the “Comment Letter”), in connection with the Company’s Registration Statement on Form S-1 (File No. 333-135056), filed on June 16, 2006 (as may be further amended or supplemented, the “Registration Statement”). The Company’s responses are keyed by numbered paragraphs to correspond to the comments made by the Staff in the Comment Letter.  Each response is preceded by a reproduction of the corresponding Staff comment as set forth in the Comment Letter.

General

1.                                     Your current selling shareholder disclosure does not make it clear how each seller obtained the shares being offered for resale.  Please revise to identify each private placement in which the shares―or rights to obtain the shares―were acquired.

Response:                                         The Company informs the Staff that it has revised the Selling Stockholders disclosure, beginning on page 41 of the enclosed marked copy of the Registration Statement, to indicate each private placement in which the shares, or rights to obtain the shares, were acquired.

2.                                   We note from page 2 of your registration statement that on June 15, 2006 you amended your March 8, 2006 note purchase agreement to enable Mr. Miller, at his election, to purchase an additional $3 million in convertible debt from you.  Please tell us whether this note has been issued and whether you seek to register shares underlying this note as a part of this registration statement.  Also, please revise your recent sales disclosure to include this transaction or tell us why such disclosure is not warranted.

Response:                                         The Company informs the Staff that it has revised the Recent Developments disclosure, beginning on page 2 of the enclosed marked copy of the Registration Statement, to indicate that while Lloyd I. Miller, III, or an affiliate of Mr. Miller, may request the Company, and the Company may consent, to issue up to an additional $3.0 million in junior secured convertible debt, the Company has issued only an additional aggregate initial principal amount of $1.0 million, bringing the total initial principal amount of Junior Notes outstanding to $4.0 million as of the date of the prospectus.  Thus, only the 30,212,952 shares of common stock into which that $4.0 million may be converted (inclusive of the shares that may be acquired as a result of the Company paying interest thereon in kind) are being registered for resale under the Registration Statement.

With respect to the recent sales disclosure, the Company draws the Staff’s attention to Note 25 of Part II, Item 15 of the Registration Statement, whereby the Company discloses the June 15, 2006 sale of an additional aggregate initial principal amount of $1.0 million to Trust A-4 - Lloyd I. Miller.

3.                                     Please file as an exhibit to this registration statement the legal opinion required by Item 602(b)(5)(i) of Regulation S-K indicating, among other things, whether you have sufficient number of authorized shares to accommodate this registration.

Response:                                         On August 8, 2006, the legal opinion required by Item 602(b)(5)(i) of Regulation S-K was filed as Exhibit 5.1 to Amendment No. 1 to the Company’s Registration Statement.  A copy of the legal opinion is enclosed herewith for your convenience.

In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•                                        the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                        the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions regarding the responses set forth herein or require additional information, please contact me at (949) 271-6710 or Christopher D. Ivey, the Company’s legal counsel, at (949) 725-4121.

Sincerely,

/s/ Mark E. Ashdown
Mark E. Ashdown
Chief Financial Officer

Enclosures (Via Federal Express)

cc:	Geoffrey Ossias
Casper W. Zublin, Jr.
Christopher D. Ivey, Esq.
Joshua A. Lane, Esq.